8-16267

ACT ICA of 1940
SECTION 6(c), 17(b)
RULE
PUBLIC AVAILABILITY 5/9/2002

RESPONSE OF THE OFFICE OF INVESTMENT COMPANY REGULATION
DIVISION OF INVESTMENT MANAGEMENT

Our Ref. No. 2002-2-ICR
UBS PaineWebber, et al.

Your letter of May 8, 2002 requests our assurance that we would not recommend that the Securities and Exchange Commission (the "Commission") take any enforcement action under section 17(a) of the Investment Company Act of 1940 (the "Act") if UBS PaineWebber Incorporated (the "Sponsor"), as the sponsor of certain unit investment trusts ("UITs") registered under the Investment Company Act of 1940 ("Act"), and the UITs, rely on an exemptive order under sections 6(c) and 17(b) of the Act (the "Rollover Order").[1]

You state that the Rollover Order permitted certain terminating series ("Rollover Series") of UBS PaineWebber Equity Trust (the "Equity Trust"), a UIT, to sell certain securities ("Qualified Rollover Securities" as defined in the Rollover Order) held in their portfolios to new series ("New Series") of Equity Trust. You state that allowing other UITs for which the Sponsor serves as sponsor ("Other UITs") to rely on the Rollover Order would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. You further state that allowing the proposed transactions between a Rollover and a New Series of an Other UIT, subject to the terms and conditions of the Rollover Order, satisfies the standards of section 17(b) of the Act.

Based on the facts and representations made in your letter, we would not recommend enforcement action to the Commission if the Other UITs rely on the Rollover Order to sell Qualified Rollover Securities from a Rollover Series of an Other UIT to a New Series of the Other UIT, provided that they comply fully with the terms and conditions of the Rollover Order. This response expresses the Division's position on enforcement action only, and does not purport to express any legal conclusions concerning the issues presented. Facts or representations different from those presented in your letter might require a different conclusion.

Jaea F. Hahn
Senior Counsel
Office of Investment Company Regulation
May 9, 2002

1 PaineWebber Incorporated, et al., Investment Company Act Release No. 23827, dated May 6, 1999 (Notice of Application contained in Investment Company Act Release No. 23780, dated April 9, 1999, File No. 812-11276).

CRGH

CARTER, LEDYARD & MILBURN
Counsellors at Law

Kathleen H. Moriarty
Partner
•
Direct Dial: 212-238-8665
E-mail: moriarty@clm.com

2 Wall Street
New York, NY 10005-2072
•
Tel (212) 732-3200
Fax (212) 732-3232

1401 Eye Street, N.W.
Washington, DC 20005
(202) 898-1515
•
570 Lexington Avenue
New York, NY 10022
(212) 371-2720

RECEIVED
OFFICE OF INVESTMENT COMPANY REGULATION

MAY 09 2002

May 8, 2002

VIA FEDEX

Jaea F. Hahn, Esq.
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Re: UBS PaineWebber Incorporated, *et al.* – File No. 812-11276

Dear Ms. Hahn:

We are submitting this letter on behalf of UBS PaineWebber Incorporated ("UBS PaineWebber" or "Sponsor"), a broker-dealer registered under the Securities Exchange Act of 1934, which currently acts as sponsor of certain unit investment trusts ("UITs") registered under the Investment Company Act of 1940 ("Act"). We hereby request on behalf of the Sponsor assurance from the staff of the Division of Investment Management (the "Staff") that it will not recommend that the Securities and Exchange Commission ("Commission") take enforcement action under section 17(a) of the Act if the Sponsor, as the sponsor of certain UITs, and the UITs, rely on an exemptive order previously issued by the Commission (the "Rollover Order").[1]

The Rollover Order permitted certain terminating UITs ("Rollover Series") of UBS PaineWebber Equity Trust (the "Equity Trust") to sell certain securities ("Qualified Rollover Securities," as defined in the Rollover Order) held in their portfolios to new UITs ("New Series") of Equity Trust. On behalf of the Sponsor, as sponsor of other UITs ("Other UITs") that may have Rollover Series and corresponding New Series, we request assurance that the Staff will not recommend that the Commission take enforcement action under section 17(a) of the Act if the Other UITs for which UBS PaineWebber serves as the sponsor rely on the Rollover Order to sell Qualified Rollover Securities from a Rollover Series of an Other UIT to a New Series of the Other UIT, provided that they comply fully with the terms and conditions of the Rollover Order.

[1] *See* In the Matter of PaineWebber Incorporated and PaineWebber Equity Trust, ABCs Trust Series 1 (File No. 812-11276), Investment Company Act Release Nos. 23780 (Apr. 9, 1999)(notice) and 23827 (May 6, 1999)(order).

We believe that allowing the Other UITs to rely on the Rollover Order would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. We further submit that allowing the proposed transactions between a Rollover and a New Series of an Other UIT, subject to the terms and conditions of the Rollover Order, satisfies the standards of section 17(b) of the Act.

Should you have any comments or questions, or if we may be of any further assistance, please contact David Selden at (212) 238-8856 or the undersigned at (212) 238-8665.

Very truly yours,

Kathleen H. Moriarty

KHM:dws

cc: Nadya B. Roytblatt, Esq.